SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of April, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  April 4, 2005           By:  /s/Andrew M. Archibald
                                     Chief Financial Officer and
                                     Secretary

                                                      NYSE SYMBOL: ITP
                                                      TSX SYMBOL: ITP



Intertape Polymer Group South Carolina Facility Hit By Explosion Main Plant Unaffected

Thursday March 31, 6:40 pm ET


BRADENTON, Fla. & MONTREAL--(BUSINESS WIRE)--March 31, 2005--Intertape Polymer Group Inc. (NYSE:ITP - News; TSX:ITP - News) today announced that an explosion occurred late last night (March 30, 2005) in an external steam generation unit at the Company's manufacturing facility in Columbia, SC. An Intertape Polymer Group (IPG) employee was killed in the accident. The victim has yet to be officially identified. There were no other injuries.

The explosion took place in one of two steam generation units outside of the main building. There was no structural damage to the manufacturing lines, only a power outage. Production will be fully restored early next week or sooner.

"First and foremost our hearts and thoughts are with the family of our lost co-worker. IPG is committed to the highest employee safety standards and is leading the investigation into the cause of this incident. We have also offered counseling to those workers affected by this unfortunate event," stated Burgess Hildreth, IPG's Vice
President, Human Resources.

The products produced in Columbia, SC include cloth tapes, paper tapes, and stencil products. IPG also produces many of these products in other facilities. In terms of the Customer Service Center in Columbia, all calls are currently being routed to the Company's Montreal and Marysville call centers. The Columbia Customer Service Center will be back on line by next Monday, April 4th.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Intertape Polymer Group Inc. (TSX:ITP - News; NYSE:ITP - News)



--------------------------------------------------------------------------------
Contact:
     Intertape Polymer Group Inc.
     Melbourne F. Yull
     Chairman and Chief Executive Officer
     66-202-4713
     itp$info@intertapeipg.com